UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2012

Commission File Number:  001-35123

GOLAR LNG PARTNERS LP

(Translation of registrant’s name into English)

Par-la-Ville Place,

14 Par-la-Ville Road,

Hamilton,

HM 08,

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐         No  ☒.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐         No  ☒.

GOLAR LNG PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2012

INDEX

PAGE

Financial Statements (Unaudited)

Unaudited Condensed Consolidated and Combined Carve-Out Statements of Operations for the three months and nine months ended September 30, 2012 and 2011	3

Unaudited Condensed Consolidated and Combined Carve-Out Statements of Comprehensive Income for the three months and nine months ended September 30, 2012 and 2011	4

Unaudited Condensed Consolidated and Combined Carve-Out Balance Sheets as of September 30, 2012 and December 31, 2011	5

Unaudited Condensed Consolidated and Combined Carve-Out Statements of Cash Flows for the nine months ended September 30, 2012 and 2011	6

Unaudited Condensed Consolidated and Combined Carve-Out Statements of Changes in Partners’ Capital/Owners’ Equity for the nine months ended September 30, 2012 and 2011	7

Notes to the Unaudited Condensed Consolidated and Combined Carve-Out Financial Statements	8

Management’s Discussion and Analysis of Financial Condition and Results of Operations	24

Quantitative and Qualitative Disclosures About Market Risk	43

SIGNATURES	49

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of $ except, per unit amounts)	2012	2011	2012	2011

Total operating revenues	68,628	51,776	179,689	152,327

Vessel operating expenses	9,806	8,285	28,986	26,669
Voyage expenses	1,038	35	1,824	195
Administrative expenses	1,421	1,711	4,876	5,407
Depreciation and amortization	12,845	9,987	33,625	31,009
Total operating expenses	25,110	20,018	69,311	63,280

Operating income	43,518	31,758	110,378	89,047

Financial income (expenses)
Interest income	393	386	1,318	1,038
Interest expense	(10,285)	(3,093)	(25,834)	(11,096)
Other financial items	(753)	(14,551)	(4,298)	(16,845)
Net financial expenses	(10,645)	(17,258)	(28,814)	(26,903)

Income before tax and non-controlling interests	32,873	14,500	81,564	62,144
Taxes	(3,292)	226	(4,838)	541
Net income	29,581	14,726	76,726	62,685
Net income attributable to non-controlling interests	(2,760)	(2,539)	(7,735)	(7,424)
Net income attributable to Golar LNG Partners LP Owners	26,821	12,187	68,991	55,261

Dropdown Predecessor net income	1,462	3,941	4,347	14,813
General partner’s interest in net income	507	165	2,274	809
Limited partners’ interest in net income	24,852	8,081	62,370	39,639

Earnings per unit (See note 12):
Common unit (basic and diluted)	$0.59	$0.21	$1.67	$1.21
Subordinated unit (basic and diluted)	$0.48	$0.21	$1.35	$0.73
General Partner unit (basic and diluted)	$0.55	$0.21	$1.54	$1.02
Cash distributions declared and paid per unit in the period (See note 12):	$0.44	$0.33	$1.30	$0.33

The accompanying notes are an integral part of these condensed consolidated and combined carve-out interim financial statements.

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of $)	2012	2011	2012	2011
Net income	29,581	14,726	76,726	62,685

Other comprehensive income:
Unrealized net (loss)/gain on qualifying cash flow hedging instruments	(136)	(1,603)	(158)	(1,106)
Other comprehensive (loss) income	(136)	(1,603)	(158)	(1,106)
Comprehensive income	29,445	13,123	76,568	61,579

Comprehensive income attributable to:
Partners’ capital/ Owner’s equity in Golar LNG Partners LP	26,685	10,584	68,833	54,155
Non-controlling interest	2,760	2,539	7,735	7,424

The accompanying notes are an integral part of these condensed consolidated and combined carve-out interim financial statements.

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS

	At September 30,	At December 31,
(in thousands of $)	2012	2011

ASSETS
Current
Cash and cash equivalents	47,979	46,169
Restricted cash and short-term investments	33,617	24,512
Other current assets	6,665	3,569
Amounts due from related parties	4,364	3,043
Total Current Assets	92,625	77,293
Non-current
Restricted cash	144,401	140,262
Vessels, equipment and vessels under capital leases, net	1,083,515	1,033,194
Other long term assets	8,177	5,563
Total Assets	1,328,718	1,256,312

LIABILITIES AND EQUITY
Current
Current portion of long-term debt	60,363	49,906
Current portion of obligations under capital leases	3,161	3,240
Other current liabilities	82,357	77,694
Amounts due to related parties	4,488	—
Total Current Liabilities	150,369	130,840
Non-current
Long-term debt	309,445	350,668
Long-term debt due to related parties	377,310	222,310
Obligations under capital leases	273,365	264,840
Other long-term liabilities	18,686	27,599
Total Liabilities	1,129,175	996,257

Equity
Owner’s and Dropdown Predecessor Equity	—	170,091
Partners’ capital:
Common unitholders	126,872	30,163
Subordinated unitholders	3,817	369
General partner interest	4,581	1,537
Total Partners’ capital	135,270	32,069
Accumulated other comprehensive income	(5,197)	(5,039)
Non-controlling interest	69,470	62,934
Total equity	199,543	260,055
Total liabilities and equity	1,328,718	1,256,312

The accompanying notes are an integral part of these condensed consolidated and combined carve-out interim financial statements.

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASHFLOWS

	Nine months ended September 30,
(in thousands of $)	2012	2011
OPERATING ACTIVITIES
Net income	76,726	62,685

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	33,625	31,009
Amortization of deferred tax benefit on intragroup transfers	(912)	(1,907)
Amortization of deferred charges	655	629
Drydocking expenditure	(7,000)	(5,060)
Trade accounts receivable	(2,010)	530
Inventories	327	1,432
Prepaid expenses, accrued income and other assets	(3,838)	(2,299)
Amount due to/from related companies	3,167	18,514
Trade accounts payable	1,810	415
Accrued expenses	9,318	1,098
Unrealized foreign exchange losses	5,061	1,233
Interest element included in obligations under capital leases	273	628
Other current liabilities	(14,156)	8,782
Net cash provided by operating activities	103,046	117,689

INVESTING ACTIVITIES
Additions to vessels and equipment	(77,414)	(58,846)
Restricted cash and short term investments	(7,447)	(4,949)
Net cash used in investing activities	(84,861)	(63,795)

FINANCING ACTIVITIES
Proceeds from long-term debt	155,000	—
Repayments of obligations under capital leases	(2,685)	(2,670)
Repayments of long-term debt	(30,766)	(40,849)
Non controlling interest dividend	(1,199)	(1,700)
Cash distributions paid	(55,112)	(30,162)
Distribution to Golar for acquisition of NR Satu	(386,890)	—
Proceeds from issuance of equity	221,746	—
Contributions from Dropdown Predecessor or Owner’s funding	84,375	35,154
Financing costs paid	(844)	(856)
Net cash used in financing activities	(16,375)	(41,083)

Net increase in cash and cash equivalents	1,810	12,811
Cash and cash equivalents at beginning of period	46,169	51,172
Cash and cash equivalents at end of period	47,979	63,983

The accompanying notes are an integral part of these condensed consolidated and combined carve-out interim financial statements.

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL/ OWNERS’ EQUITY

	Dropdown		Partners’ capital			Accumulated Other	Total Before Non-	Non-
(in thousands of $)	Predecessor Equity	Owners’ Equity	Common Units	Subordinated Units	General Partner	Comprehensive Income (Loss)	Controlling Interest	Controlling Interest	Total Equity
Combined balance at December 31, 2010	128,769	156,588	—	—	—	—	285,357	55,470	340,827
Net income (January 1, 2011 - April 12, 2011)	—	20,741	—	—	—	—	20,741	2,709	23,450
Other comprehensive gain	—	984	—	—	—	—	984	—	984
Movements in invested equity	—	(13,999)	—	—	—	—	(13,999)	—	(13,999)
Non-controlling interest dividend	—	—	—	—	—	—	—	(1,000)	(1,000)
Combined balance at April 12, 2011 relating to Initial Fleet	—	164,314	—	—	—	—	293,083	57,179	350,262

Elimination of equity not transferred to the Partnership (note 2)	—	14,856	—	—	—	—	14,856	—	14,856
Allocation of partnership capital to unit holders	—	(179,170)	180,475	—	3,683	(4,988)	—	—	—
Net income	—	—	15,811	3,502	394	—	19,707	4,715	24,422
Other comprehensive loss	—	—	—	—	—	(1,106)	(1,106)	—	(1,106)
Cash distributions	—	—	(7,729)	(5,330)	(267)	—	(13,326)	—	(13,326)
Non-controlling interest dividend	—	—	—	—	—	—	—	(700)	(700)
Dropdown predecessor net income	14,813	—	—	—	—	—	14,813	—	14,813
Dropdown predecessor cash distributions	(16,836)	—	—	—	—	—	(16,836)	—	(16,836)
Movements in invested equity	49,153	—	—	—	—	—	49,153	—	49,153

Combined balance at September 30, 2011	175,899	—	188,557	(1,828)	3,810	(6,094)	360,344	61,194	421,538

	Dropdown		Partners’ capital			Accumulated Other	Total Before Non-	Non-
(in thousands of $)	Predecessor Equity	Owners’ Equity	Common Units	Subordinated Units	General Partner	Comprehensive Income (Loss)	Controlling Interest	Controlling Interest	Total Equity
Combined balance at December 31, 2011	170,091	—	30,163	369	1,537	(5,039)	197,121	62,934	260,055
Net income	4,347	—	38,187	24,183	2,274	—	68,991	7,735	76,726
Other comprehensive loss	—	—	—	—	—	(158)	(158)	—	(158)
Cash distributions	—	—	(33,275)	(20,735)	(1,102)	—	(55,112)	—	(55,112)
Non-controlling interest dividend	—	—	—	—	—	—	—	(1,199)	(1,199)
Net proceeds from issuance of common units (note 13)	—	—	217,311	—	4,435	—	221,746	—	221,746
Movements in invested equity	75,328	—	—	—	—	—	75,328	—	75,328
Elimination of equity not transferred to the Partnership (note 2)	9,047	—	—	—	—	—	9,047	—	9,047
Purchase of NR Satu from Golar LNG	(386,890)	—	—	—	—	—	(386,890)	—	(386,890)
Allocation of Dropdown Predecessor equity - NR Satu (1)	128,077	—	(125,514)	—	(2,563)	—	—	—	—

Consolidated balance at September 30, 2012	—	—	126,872	3,817	4,581	(5,197)	130,073	69,470	199,543

(1) The excess of the purchase consideration of $386.9 million over the $258.8 million book value of assets acquired (relating to the NR Satu) has been accounted for as an equity distribution of $128.1 million to Golar in accordance with the accounting rules for reorganization of entities under common control.  Refer to note 10(h).

The accompanying notes are an integral part of these condensed consolidated and combined carve-out interim financial statements.

Golar LNG Partners LP

Notes to Unaudited Condensed Consolidated and Combined Carve-Out Financial Statements

1.                                      GENERAL

Golar LNG Partners LP (the “Partnership”) was formed as an indirect wholly-owned subsidiary of Golar LNG Limited (“Golar”) in September 2007 under the laws of the Marshall Islands for the purpose of acquiring the interests in wholly-owned and partially owned subsidiaries of Golar.

In November 2008, Golar transferred to the Partnership interests in certain of its wholly-owned and partially owned subsidiaries that owned a 60% interest in a liquefied natural gas (“LNG”) carrier, the Golar Mazo, and which leased the LNG carrier, the Methane Princess, and the floating storage and regasification unit (“FSRU”), the Golar Spirit.  During April 2011, Golar contributed to the Partnership the shares of a subsidiary which leased the FSRU, the Golar Winter.

During April 2011, the Partnership completed its initial public offering (“IPO”).  In connection with the IPO, (i) the Partnership issued to Golar 23,127,254 common units and 15,949,831 subordinated units, representing a 98% limited partner interest in the Partnership; (ii) the Partnership issued to Golar GP LLC, a wholly-owned subsidiary of Golar and the general partner of the Partnership (the “General Partner”), a 2% general partner interest in the Partnership and 81% of the Partnership’s incentive distribution rights (“IDRs”); (iii) the Partnership issued to Golar LNG Energy Limited, a subsidiary of Golar (“Golar Energy”), 19% of the IDRs; (iv) Golar sold 13,800,000 common units to the public in the IPO and received gross proceeds of $310.5 million, all as further described in Note 3.

The transfers and contributions of the subsidiaries holding interests in the Golar Mazo, the Methane Princess and the Golar Spirit in November 2008, and the Golar Winter in April 2011 from Golar to the Partnership are deemed to be a reorganization of entities under common control. As a result, these transactions have been recorded by the Partnership at Golar’s historical book values. Accordingly, prior to April 13, 2011 (the closing date of the IPO), Golar LNG Partners LP and its subsidiaries that have interests in four vessels, the Golar Mazo, the Methane Princess, the Golar Spirit and the Golar Winter (“Initial Fleet”), are collectively referred to as the “Combined Entity” and the related interests are collectively referred to as “Owner’s Equity.”

In October 2011 and July 2012, the Partnership acquired from Golar interests in subsidiaries that own and operate the FSRUs, the Golar Freeze and the Nusantara Regas Satu (“NR Satu”). Both these transactions are also deemed to be a reorganization of entities under common control. As a result the Partnership’s balance sheets, statements of operations, statements of comprehensive income, cash flows, and changes in partners’ capital/ Dropdown Predecessor’s equity have been retroactively adjusted to include these vessels (herein collectively referred to as the “Dropdown Predecessor”) as if the Partnership had acquired these vessels when they began operations under the ownership of Golar. The excess of the consideration paid by the Partnership over Golar’s historical costs is accounted for as an equity distribution to Golar.

The effect of adjusting the Partnership’s financial statements to account for the Dropdown Predecessor’s common control exchange impacted the following line items prior to the date of the acquisition.  The impact shown are the amounts carved out of the consolidated financial statements of Golar.

	Nine months ended September 30,
(in thousands of $)	2012	2011
Income statement
Time charter revenues	12,094	35,013
Net income	4,347	14,812

	September 30,	December 31,
(in thousands of $)	2012	2011
Balance Sheet
Equity	—	170,091
Total assets	—	180,818
Total liabilities	—	10,726

The adjustment to total assets includes $180.1 million relating to the NR Satu vessel which is presented in vessels, equipment and vessels under capital leases, net line.  The adjustment to total liabilities includes $8.4 million relating to deferred tax benefits which are presented in other non-current liabilities.

2.                                      ACCOUNTING POLICIES

Basis of accounting

The accompanying condensed consolidated and combined carve-out interim financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include all of the information and disclosures required under U.S. GAAP for complete financial statements. These condensed consolidated and combined carve-out interim financial statements should be read in conjunction with the Partnership’s audited consolidated and combined carve-out financial statements for the year ended December 31, 2011.

The condensed consolidated and combined carve-out financial statements reflect the results of operations, cash flows and net assets of the Combined Entity including the Dropdown Predecessor, which have been carved out of the consolidated financial statements of Golar. The historical combined financial statements include assets, liabilities, revenues, expenses and cash flows directly attributable to the Partnership’s interests in the four vessels in the Initial Fleet and the Dropdown Predecessor.  Accordingly, the historical combined carve-out financial statements reflect allocations of certain expenses, (including that of administrative expenses including share options and pension costs), realized and unrealized interest rate and foreign currency swap derivatives; and amortization of deferred tax benefits on intragroup transfers.  These allocated costs have been accounted for as an equity contribution in the combined balance sheets. Allocated costs (income) included in the accompanying condensed consolidated and combined carve-out statements of income are as follows:

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2012	2011	2012	2011
Administrative expenses	—	676	551	3,111
Pension costs	—	116	52	549
Net financial (income) expenses	—	(1,366)	591	4,350
	—	(574)	1,194	8,010

The above table includes allocated costs representing the period prior to the Partnership becoming a publicly listed entity in April 2011 or the acquisition dates in respect of the Dropdown Predecessor.

Included in the Combined Entity’s equity prior to April 13, 2011, are net liabilities of $14.9 million relating to certain assets and liabilities of the Golar Spirit that were carved out, since they were readily separable and identifiable within the books of Golar. However, these amounts have been retained by Golar and have not been transferred to the Partnership and, therefore, have been eliminated from the Partnership’s opening equity position as of April 13, 2011.

Also included in the Dropdown Predecessor’s equity as of July 18, 2012, are net liabilities of $9.0 million relating to the NR Satu that were carved out from the books of Golar. These have not been transferred to the Partnership and therefore have been eliminated from the Partnership’s equity as of July 19, 2012.

Details of the net liabilities eliminated as presented in the statement of changes in owner’s equity are as follows:

(in thousands of $)	Dropdown Predecessor (relating to the “NR Satu”)	Combined Entity (“Initial Fleet”)	Total
Balance Sheet captions:
Other non-current assets	—	12,007	12,007
Other current liabilities	(1,512)	—	(1,512)
Other long-term liabilities	(7,535)	(26,863)	(34,398)
	(9,047)	(14,856)	(23,903)

(1)  In addition, following the acquisition of the Golar Freeze in October 2011, net liabilities of $24.8 million that were carved out were retained by Golar and were not transferred.  Therefore these have been eliminated from the Partnership’s equity as of October 19, 2011.

Management has deemed the related allocations reasonable to present the financial position, results of operations, and cash flows of the Combined Entity and Dropdown Predecessor on a stand-alone basis. In the opinion of management these condensed consolidated and combined carve-out interim financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly in all material respects, the Partnership’s condensed consolidated and combined carve-out interim financial statements for the nine month period ended September 30, 2012 and 2011. However, the financial position, results of operations and cash flows of the Combined Entity and Dropdown Predecessor as presented may differ from those that would have been achieved had the Partnership operated autonomously for all periods presented as the Partnership would have had additional administrative expenses, including legal, accounting, treasury and regulatory compliance and other costs normally incurred by a listed public entity. Accordingly, the comparative historical condensed consolidated and combined carve-out interim financial statements for the three and nine month period ended September 30, 2012 and 2011 do not purport to be indicative of the future financial position, results of operations or cash flows of the Partnership.

Significant accounting policies

The accounting policies adopted in the preparation of the condensed consolidated and combined interim financial statements are consistent with those followed in the preparation of the Partnership’s audited consolidated and combined carve-out financial statements for the year ended December 31, 2011.

3.                                      FORMATION TRANSACTIONS AND INITIAL PUBLIC OFFERING

During April 2011, the following transactions in connection with the transfer of the interests in the Golar Winter and the subsequent IPO occurred:

Capital contribution

(i)            Golar contributed to the Partnership its 100% interest in the subsidiary which leases the Golar Winter. This has been accounted for as a capital contribution by Golar to the Partnership.

Recapitalization of the Partnership

(ii)           The Partnership issued to Golar 23,127,254 common units and 15,949,831 subordinated units, representing a 98% limited partner interest in the Partnership, in exchange for Golar’s existing 98% limited partner interest in the Partnership;

(iii)          The Partnership issued 797,492 general partner units to the General Partner, representing a 2% general partner interest in the Partnership, and 81% of the IDRs. The remaining 19% of the IDRs were issued to Golar Energy. The IDRs entitle the holder to increasing percentages of the cash the Partnership distributes in excess of $0.4428 per unit per quarter; and

Initial Public Offering

(iv)          In the IPO, Golar sold 13.8 million common units (including 1.8 million common units sold pursuant to the exercise of the overallotment option granted to the underwriters) of the Partnership to the public at a price of $22.50 per unit, raising gross proceeds of $310.5 million. Expenses relating to the IPO were borne by Golar.

Agreements

In connection with the IPO, the Partnership entered into several agreements, including:

•                                          A management and administrative services agreement with Golar Management Limited, a subsidiary of Golar (“Golar Management”), pursuant to which Golar Management agreed to provide certain management and administrative services to the Partnership;

•                                          A $20.0 million revolving credit agreement with Golar; and

•                                          An Omnibus Agreement with Golar, the General Partner and others governing, among other things:

•                  To what extent the Partnership, Golar may compete with each other;

•                  Certain rights of first offer on certain FSRUs and LNG carriers operating under charters for five or more years; and

•                  The provision of certain indemnities to the Partnership by Golar.

The Partnership exercised its option under the Omnibus Agreement to purchase the Golar Freeze, from Golar in October 2011 and the NR Satu in July 2012.

4.                                      RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In May 2011, the FASB amended existing guidance to achieve consistent fair value measurements and to clarify certain disclosure requirements for fair value measurements. The new guidance includes clarification about when the concept of highest and best use is applicable to fair value measurements, requires quantitative disclosures about inputs used and qualitative disclosures about the sensitivity of fair value measurements using unobservable inputs (Level 3 in the fair value hierarchy), and requires the classification of all assets and liabilities measured at fair value in the fair value hierarchy (including those assets and liabilities which are not recorded at fair value but for which fair value is disclosed). The guidance is effective for the Partnership’s interim and annual reporting periods beginning after December 15, 2011. The adoption of this newly issued guidance did not have a material impact on the Partnership’s consolidated financial statements.

In June 2011, the FASB amended guidance on the presentation of comprehensive income in financial statements.  The new guidance allows entities to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate but consecutive statements, and removes the current option to report other comprehensive income and its components in the statement of changes in equity.  Under the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income.  The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.  The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. In January 2012, the FASB deferred the effective date for changes in the above guidance that relate to the presentation of reclassification adjustments out of Accumulated Other Comprehensive Income. The adoption of this guidance did not have a material impact on the Partnership’s consolidated financial statements.

In September 2011, the FASB amended guidance on the procedure for testing goodwill for impairment. The amended guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The amendments in this update are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The amended guidance will have no impact on the Partnership’s consolidated financial statements.

New accounting standards not yet adopted

In December 2011, the FASB amended guidance on disclosures about offsetting assets and liabilities. The amendments require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The amendments will enhance disclosures required by US GAAP by requiring improved information about financial instruments and derivative instruments that are either offset or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with US GAAP. This information will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this Update. The amendments will be required for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Adoption of this amended guidance will result in additional disclosures in the financial statements of the Partnership.

5.                                      SEGMENTAL INFORMATION

The Partnership has not presented segmental information as the Partnership considers that it operates in one reportable segment, the LNG market. During the three and nine months ended September 30, 2012 and 2011, the Partnership’s fleet operated under time charters and in particular with five charterers, Petrobras, DUSUP, Pertamina, PT Nusantara Regas (“PTNR”) and BG Group plc. In time charters, the charterer, not the Partnership, controls the choice of which routes the Partnership’s vessel will serve. These routes can be worldwide as determined by the charterers except for the Partnership’s FSRUs which operate at specific locations. Accordingly, the Partnership’s management, including the chief operating decision makers, does not evaluate the Partnership’s performance either according to customer or geographical region.

For the three and nine months ended September 30, 2012 and 2011, revenues from the following customers accounted for over 10% of the Partnership’s consolidated and combined revenues:

	Three months ended September 30,				Nine months ended September 30,
(in thousands of $)	2012		2011		2012		2011
Petrobras	24,022	35%	24,064	47%	71,270	40%	70,075	46%
PTNR	16,643	24%	—	—	25,433	14%	—	—
DUSUP	12,143	18%	11,869	23%	36,179	20%	35,014	23%
Pertamina	9,455	14%	9,499	18%	27,839	15%	28,484	19%
BG Group plc	6,365	9%	6,344	12%	18,968	11%	18,754	12%

6.                                      OTHER FINANCIAL ITEMS

Other financial items comprise of the following:

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2012	2011	2012	2011
Unrealized (mark-to-market) losses for interest rate swaps	(684)	(9,065)	(1,126)	(9,260)
Realized losses - interest rate swap settlements	(1,238)	(1,383)	(3,607)	(3,851)
Mark-to-market adjustment for currency swap derivatives	5,190	(7,331)	6,308	(1,808)
Foreign exchange (loss) gain on capital lease obligations and related restricted cash	(3,648)	3,508	(5,170)	(10)
Foreign exchange loss on operations	(83)	52	267	(916)
Other	(290)	(332)	(970)	(1,000)
	(753)	(14,551)	(4,298)	(16,845)

7.                                  VESSELS, EQUIPMENT AND VESSELS UNDER CAPITAL LEASES

Significant additions to vessels, equipment and vessels under capital leases for the nine months ended September 30, 2012 include $78.1 million of costs relating to the conversion of the NR Satu to a FSRU.

8.                                      DEBT AND OBLIGATIONS UNDER CAPITAL LEASES

As of September 30, 2012 and December 31, 2011, the Partnership had total long-term debt outstanding of $747.1 million and $622.9 million, respectively.  The increase is primarily attributable to the vendor financing loan arising from the acquisition of the NR Satu in July 2012 (see note 10).

The Partnership’s capital lease obligations as of September 30, 2012 and December 31, 2011 were $276.5 million and $268.1 million, respectively.

9.                                      FINANCIAL INSTRUMENTS

Interest rate risk management

In certain situations, the Partnership may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.  The Partnership has entered into swaps that convert floating rate interest obligations to fixed rates, which from an economic perspective hedge the interest rate exposure.  The Partnership does not hold or issue instruments for speculative or trading purposes.  The counterparties to such contracts are major banking and financial institutions.  Credit risk exists to the extent that the counterparties are unable to perform under the contracts; however the Partnership does not anticipate non-performance by any of its counterparties.

The Partnership manages its debt and capital lease portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates.  Certain interest rate swap agreements qualify and are designated for accounting purposes as cash flow hedges. Accordingly, the net gains and losses have been reported in a separate component of accumulated other comprehensive income to the extent the hedges are effective.  The amount recorded in accumulated other comprehensive income will subsequently be reclassified into earnings in the same period as the hedged items affect earnings.

Fair values

The Partnership recognizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The carrying value and estimated fair value of the Partnership’s financial instruments at September 30, 2012 and December 31, 2011 are as follows:

		At September 30, 2012		At December 31, 2011
(in thousands of $)	Fair value Hierarchy	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	47,979	47,979	46,169	46,169
Restricted cash and short-term investments	Level 1	178,018	178,018	164,774	164,774
Long-term debt - floating (1)	Level 2	369,808	369,808	400,574	400,574
Long-term debt - fixed (1)	Level 2	377,310	374,624	222,310	219,966
Obligations under capital leases (1)	Level 2	276,526	276,526	268,080	268,080

Derivatives:
Interest rate swaps liability (2) (3)	Level 2	27,817	27,817	26,534	26,534
Foreign currency swaps liability (2) (4)	Level 2	21,423	21,423	27,732	27,732

(1)         The Partnership’s debt and capital lease obligations are recorded at amortized cost in the consolidated and combined balance sheets.

(2)         Derivative liabilities are captured within other current liabilities and derivative assets are captured within long-term assets on the balance sheet.

(3)         The fair value/ carrying value of interest rate swap agreements that qualify and are designated as cash flow hedges as of September 30, 2012 and December 31, 2011 was a liability of $8.9 million (with a notional amount of $243.3 million) and $8.4 million (with a notional amount of $254.1 million), respectively. The expected maturity of these interest rate agreements is from November 2013 to March 2018. Accordingly, for the nine months ended September 30, 2012 and 2011, a $0.2 million loss and a $1.1 million loss, respectively, have been accounted for as a change in other comprehensive income which would have otherwise been recognized in earnings in such periods.

(4)         As of September 30, 2012, the Partnership has a foreign currency forward contract which is not hedge accounted for:

	Notional amount			Average
Instrument (in thousands)	Receiving in foreign currency	Pay in USD	Maturity dates	forward rate USD foreign currency
Currency rate swaps:
British Pounds	58,706	107,901	2032	1.8380

The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

The carrying values of cash and cash equivalents, which are highly liquid, are considered to be a reasonable estimate of fair value.

The estimated fair value for restricted cash and short-term investments is considered to be equal to the carrying value since they are placed for periods of less than six months.  The estimated fair value for long-term restricted cash is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

The estimated fair value for floating long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or six monthly basis.

The estimated fair value of the fixed rate long-term debt is estimated using discounted cash flow analyses based on the rate of a U.S. Treasury bond for a term similar to the maturity date of the underlying debt.

The estimated fair values for obligations under capital leases are considered to be equal to the carrying value since they bear interest at rates which are reset on a quarterly basis.

The fair value of the Partnership’s derivative instruments is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and the creditworthiness of the Partnership and its swap counterparties.  The mark-to-market gain or loss on the Partnership’s interest rate and foreign currency swaps that are not designated as hedges for accounting purposes for the period is reported in the statement of operations caption “other financial items, net” (see note 6).

As of September 30, 2012, the Partnership has entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below.  The summary also includes those that are designated as cash flow hedges:

Instrument (in thousands of $)	Notional value	Maturity Dates	Fixed Interest Rates
Interest rate swaps:
Receiving floating, pay fixed	448,317	2013- 2018	0.92% to 5.04%

At September 30, 2012, the notional principal amount of the debt and capital lease obligations outstanding subject to such swap agreements was $448.3 million (December 31, 2011: $465.9 million).

Hedging

The impact of ineffectiveness is immaterial for the three months and nine months ended September 30, 2012.  There are also no material amounts currently held in Accumulated Other Comprehensive Income in relation to hedges which are expected to be reclassified into earnings within the next twelve months.

10.                               RELATED PARTY TRANSACTIONS

Historically, the Combined Entity and the Dropdown Predecessor were an integrated part of Golar. As such, the Bermudan and London office locations of Golar have provided general and corporate management services for the Combined Entity and Dropdown Predecessor as well as other Golar entities and operations. Consequently, for the purpose of the combined statement of operations this includes allocations for administrative expenses, pension costs and other financial items as described in note 2 which are excluded from the disclosures below:

Net expenses (income) from related parties:

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2012	2011	2012	2011
Transactions with Golar and affiliates:
Management and administrative services fees (a)	864	757	2,187	1,283
Ship management fees (b)	930	918	2,815	2,754
Interest expense on Golar LNG vendor financing loans (c) (d)	5,985	—	13,571	—
Total	7,779	1,675	18,573	4,037

Receivables (payables) from related parties:

As of September 30, 2012 and December 31, 2011 balances with related parties consisted of the following:

(in thousands of $)	September 30, 2012	December 31, 2011
Trading balances due to Golar and affiliates (e)	(124)	3,043
Golar LNG vendor financing loan - Golar Freeze (c)	(222,310)	(222,310)
Golar LNG vendor financing loan - NR Satu (d)	(155,000)	—
	(377,434)	(219,267)

(a) Management and administrative services agreement - On March 30, 2011, the Partnership entered into a management and administrative services agreement with Golar Management, a wholly-owned subsidiary of Golar, pursuant to which Golar Management will provide to the Partnership certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. The Partnership may terminate the agreement by providing 120 days written notice.

(b) Ship management fees - Golar and certain of its affiliates charged ship management fees to the Partnership for the provision of technical and commercial management of the vessels. Each of the Partnership’s vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain affiliates of Golar, including Golar Management and Golar Wilhelmsen AS (“Golar Wilhelmsen”), a partnership that is jointly controlled by Golar and by Wilhelmsen Ship Management (Norway) AS.

(c) Golar LNG vendor financing loan - Golar Freeze - In October 2011, in connection with the purchase of the Golar Freeze, the Partnership entered into a financing loan agreement with Golar for an amount of $222.3 million. The facility is unsecured and bears interest at a fixed rate of 6.75% per annum payable quarterly. The loan is non-amortizing with a payment of $222.3 million due in October 2014. The loan was subsequently repaid in October 2012.

(d) Golar LNG vendor financing loan - NR Satu - In July 2012, in connection with the purchase of the NR Satu, the Partnership entered into a financing loan agreement with Golar for an amount of $175.0 million. The Partnership drew down $155.0 million from the facility in July 2012. The facility is unsecured and bears interest at a fixed rate of 6.75% per annum payable quarterly. The loan is non-amortizing with a payment of $155.0 million due in July 2015.  The Partnership has a further $20.0 million available for drawdown on this facility until July 2015.

(e) Trading balances - Receivables and payables with Golar and its affiliates are comprised primarily of unpaid management fees, advisory and administrative services.  In addition, certain receivables and payables arise when the Partnership pays an invoice on behalf of a related party and vice versa.  Receivables and payables are generally settled quarterly in arrears. Trading balances due to Golar and its affiliates are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on behalf of the Partnership including ship management and administrative service fees due to Golar.

(f) $20 million revolving credit facility - On April 13, 2011, the Partnership entered into a $20 million revolving credit facility with Golar.  The facility matures in December 2014 and is unsecured and interest-free. As of September 30, 2012 and December 31, 2011, the Partnership had not borrowed under the facility.

(g)  Dividends to CPC - During the three months and nine months ended September 30, 2012, Faraway Maritime Shipping Co., which is 60% owned by the Partnership and 40% owned by CPC, paid total dividends to CPC of $nil and $1.2 million, respectively. During the three months and nine months ended September 30, 2011, Faraway Maritime Shipping Co. paid total dividends to CPC of $0.7 million and $1.7 million, respectively.

(h) Acquisitions from Golar -  The Partnership acquired from Golar equity interests in certain subsidiaries which own and operate the Golar Freeze and the NR Satu.  These transactions were concluded between entities under common control and, thus, the net assets acquired were recorded at historic book value. The Board of Directors of the Partnership (“the Board”) and the Conflicts Committee of the Board (“the Conflicts Committee”) approved the purchase price and vendor financing loan for each transaction. The Conflicts Committee retained a financial advisor, DnB Nor Markets, to assist with its evaluation of each transaction. The details of each transaction are as follows:

(in millions of $)	NR Satu	Golar Freeze
Purchase consideration	386.9	231.3
Less: Net assets acquired
- Vessel - historic book value	260.8	166.0
- Loan debt assumed	—	(108.0)
- Other net liabilities	(2.0)	7.5
Subtotal	(258.8)	(65.5)
Net impact to equity	128.1	165.8

(1)Included within vessel costs are capital related costs relating to FSRU conversion costs of the NR Satu . These relate to the Partnership’s best estimate of the remaining conversion and commissioning costs incurred in respect of the NR Satu’s FSRU retrofit as of September 30, 2012.

Golar Freeze

On October 19, 2011, the Partnership acquired Golar’s 100% ownership interest in certain subsidiaries which own and operate the Golar Freeze and hold the secured bank debt. The purchase consideration was $330 million for the vessel and $9 million of working capital adjustments net of the assumed bank debt of $108 million, resulting in total purchase consideration of approximately $231 million of which $222.3 million was financed by vendor financing in the form of the Golar LNG vendor financing loan, further described in paragraph (c) above.

NR Satu

On July 19, 2012, the Partnership acquired Golar’s equity interests in certain subsidiaries which own and operate the NR Satu. The purchase consideration was $385 million for the vessel (plus working capital adjustments), resulting in total purchase consideration of approximately $386.9 million of which $230.0 million was financed from the proceeds of the July 2012 Offering and $155.0 million vendor financing in the form of the Golar LNG vendor financing loan further described in paragraph (d) above.

Purchase options

Under the Omnibus Agreement signed on April 13, 2011, the Partnership had the right to purchase the vessels, the Golar Freeze and the NR Satu from Golar. As described above, the Partnership has since exercised both options and acquired the Golar Freeze and the NR Satu from Golar in October 2011 and July 2012, respectively.

Indemnifications and guarantees

Tax lease indemnifications

Under the Omnibus Agreement, Golar has agreed to indemnify the Partnership in the event of any liabilities in excess of scheduled or final settlement amounts arising from certain leasing arrangements and the termination thereof.

Environmental and other indemnifications

Under the Omnibus Agreement, Golar has agreed to indemnify the Partnership until April 13, 2016, against certain environmental and toxic tort liabilities with respect to the assets that Golar contributed or sold to the Partnership to the extent arising prior to the time they were contributed or sold. However, claims are subject to a deductible of $0.5 million and an aggregate cap of $5 million.

In addition, pursuant to the Omnibus Agreement, Golar agreed to indemnify the Partnership for any defects in title to the assets contributed or sold to the Partnership and any failure to obtain, prior to April 13, 2011, certain consents and permits necessary to conduct the Partnership’s business, which liabilities arise within three years after the closing of the IPO on April 13, 2011.

Acquisition of the Golar Freeze and NR Satu

Under the Purchase, Sale and Contribution Agreements entered into between Golar and the Partnership on October 19, 2011 and July 19, 2012, Golar agreed to extend the above indemnifications to include any liabilities relating to the Golar Freeze and the NR Satu.

11.                               OTHER COMMITMENTS AND CONTINGENCIES

The following table sets forth the book value of the Partnership’s vessels secured against long term loans and capital leases.

Assets Pledged

(in thousands of $)	At September 30, 2012	At December 31, 2011
Book value of vessels secured against long-term loans and capital leases	826,328	853,055

12.                               EARNINGS PER UNIT AND CASH DISTRIBUTIONS

The calculations of basic and diluted earnings per unit are presented below:

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $, except per unit data)	2012	2011	2012	2011
Net income attributable to general partner and limited partner interests	26,821	12,187	68,991	55,261
Less: Dropdown Predecessor net income	(1,462)	(3,941)	(4,347)	(14,812)
Less: distributions paid (2)	(22,476)	(15,950)	(60,442)	(29,277)
(Over) undistributed earnings	2,883	(7,704)	4,202	11,172

Net income attributable to:
Common unitholders	17,276	4,783	41,898	27,930
Subordinated unitholders	7,576	3,298	21,453	11,710
General Partner	507	165	1,293	809

Weighted average units outstanding (basic and diluted) (in thousands):
Common unitholders	29,206	23,127	25,153	23,127
Subordinated unitholders	15,950	15,949	15,950	15,949
General Partner	921	797	839	797

Earnings per unit (basic and diluted):
Common unitholders	$0.59	$0.21	$1.67	$1.21
Subordinated unitholders	$0.48	$0.21	$1.35	$0.73
General Partner	$0.55	$0.21	$1.54	$1.02

Cash distributions declared and paid in the period per unit (3):	$0.44	$0.33	$1.30	$0.33
Subsequent event: Cash distributions declared and paid per unit relating to the period (4):	$0.48	$0.40	$0.48	$0.40

(1)         Earnings per unit have been calculated in accordance with the distribution guidelines set forth in the Partnership agreement and are determined by adjusting net income for the period by distributions made or to be made in relation to the period irrespective of the declaration and payment dates.

(2)         For the purpose of calculation of the earnings per unit the cash distribution paid in November 2012, (relating to the quarter ended September 30, 2012),  is based on the number of units outstanding at September 30, 2012 only.

(3)         Refers to cash distribution declared and paid during the period.

(4)         Refers to cash distribution declared and paid subsequent to the period end.

As of September 30, 2012, of the Partnership’s total number of units outstanding, 42.5% were held by the public and the remaining units were held by Golar (including the General Partner’s 2% interest).

Earnings per unit is determined by adjusting net income for the period by distributions made or to be made in relation to the period. Any earnings in excess of distributions are allocated to partnership units based upon the cash distributions guidelines in the Partnership’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”). Any distributions in excess of earnings are allocated to partnership units based upon the allocation and distribution of amounts from partners’ capital accounts. The resulting earnings figure is divided by the weighted-average number of units outstanding during the period. For the periods presented prior to April 13, 2011, such units are deemed equal to the common and subordinated units received by Golar.

The General Partner’s, common unitholders’ and subordinated unitholder’s interests in net income are calculated as if all net income was distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of the quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. In addition, the General Partner is entitled to incentive distributions if the amount the Partnership distributes to unitholders with respect to any quarter exceeds specified target levels. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains (losses).

Under the Partnership Agreement, during the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3850 per unit per quarter, plus any arrearages in the payment of minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units.

The amount of the minimum quarterly distribution is $0.3850 per unit or $1.54 unit per unit on an annualized basis and is made in the following manner, during the subordination period:

•                  First, 98% to the common unitholders, pro rata, and 2% to the General Partner until each common unit has received a minimum quarterly distribution of $0.3850;

•                  Second, 98% to the common unitholders, pro rata, and 2% to the General Partner, until each common unit has received an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for prior quarters during the subordination period; and

•                  Third, 98% to the holders of subordinated units, pro rata, and 2% to the General Partner until each subordinated unit has received a minimum quarterly distribution of $0.3850.

In addition, the General Partner currently holds all of the incentive distribution rights in the Partnership.  Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.

If for any quarter:

•                  the Partnership has distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•                  the Partnership has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, the Partnership will distribute any additional available cash from operating surplus for that quarter among the unitholders and the General Partner in the following manner:

•                  first, 98.0% to all unitholders, pro rata, and 2.0% to the General Partner, until each unitholder receives a total of $0.4428 per unit for that quarter (the “first target distribution”);

•                  second, 85.0% to all unitholders, pro rata, 2.0% to the General Partner and 13.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.4813 per unit for that quarter (the “second target distribution”);

•                  third, 75.0% to all unitholders, pro rata, 2.0% to the General Partner and 23.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.5775 per unit for that quarter (the “third target distribution”); and

•                  thereafter, 50.0% to all unitholders, pro rata, 2.0% to the General Partner and 48.0% to the holders of the incentive distribution rights, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that the General Partner maintains its 2.0% general partner interest and that the Partnership does not issue additional classes of equity securities.

13.          EQUITY OFFERING

(in thousands of $)	Follow-on offering (July 2012)
Total proceeds received	230,000
Less: Offering expenses	(8,254)
Net proceeds received	221,746

In July 2012, the Partnership closed its first follow on public offering (the “July 2012 Equity Offering”) selling a total of 6,325,000 common units representing limited partner interests, including the Underwriters’ over-allotment option, at a price of $30.95 per common unit. Golar GP LLC maintained its 2% general partner interest by contributing a further $4.6 million. The Partnership also closed a concurrent private placement of 969,305 common units to Golar at a price of $30.95 per common unit. The Partnership’s total net proceeds from the public offering, private placement and the general partner’s contribution were $221.7 million.  Following this offering, Golar’s interest in the Partnership (including the general partner stake) was diluted from 65.4% to 57.5%.

14.          SUBSEQUENT EVENTS

On October 12, 2012, the Partnership completed the issuance of NOK 1,300 million in senior unsecured bonds that mature in October 2017.  The aggregate principal amount of the bonds is equivalent to approximately $227 million.  The bonds have a coupon rate of 3 months NIBOR plus margin of 5.2%.  All interest and principal payments on the bonds will be swapped into U.S. dollars including fixing interest payments at 6.485%.

The net proceeds from the bonds were used primarily to repay the $222.3 million 6.75% loan due in October 2014 from Golar that was utilized to purchase the Golar Freeze.

On October 22, 2012, the Board of Directors of the Partnership declared a quarterly cash distribution of $0.475 per unit in respect of the three months ended September 30, 2012. This cash distribution, amounting to $22.5 million was paid on November 15, 2012 to all unitholders of record as of the close of business on November 2, 2012.

On November 7, 2012, the Partnership sold 4,300,000 common units representing limited partner interests in the Partnership to the public at a price of $30.50 per unit, raising gross public proceeds of $131.2 million (“November 2012 Equity Offering”).  Golar GP LLC, the Partnership’s general partner, contributed approximately $3.6 million to the Partnership to maintain its 2.0% general partner interest in the Partnership.  Concurrently with the closing of the public offering, the Partnership also sold 1,524,590 common units to Golar in a private placement at a price of $30.50 per unit.  The net proceeds from the public offering, the private placement and the general partner’s contribution to maintain its 2% general partner interest amounted to approximately $180.6 million.

On November 8, 2012, the Partnership acquired ownership interests in the subsidiaries that lease and operate the LNG carrier, the Golar Grand, from Golar for a purchase price of $265 million. In connection with the acquisition, the Partnership assumed a $90 million finance lease liability (net of the associated restricted cash) in respect of the Golar Grand with the balance of the purchase price funded using the proceeds of its November 2012 equity offering. The Golar Grand is on a three year charter to Methane Services Limited, a wholly owned subsidiary of BG Group. The charter also comes with a charterer’s option to extend the charter term for an additional three years. However, in the event this option is not exercised Golar and the Partnership have entered into an Option Agreement pursuant to which the Partnership has the right to cause Golar to charter the vessel from March 2015 until October 2017. Accordingly, this transaction will be accounted for as a reorganization under common control. As a result the Partnership’s balance sheets, statements of operations, statements of comprehensive income, cash flows, and changes in partners’ capital/ Dropdown Predecessor’s equity will be retroactively adjusted in the fourth quarter to include the Golar Grand as if the Partnership had acquired the vessel when it began operations under the ownership of Golar. The excess of the consideration paid by the Partnership over Golar’s historical costs will be accounted for as an equity distribution to Golar.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless the context otherwise requires, references in this report to “Golar LNG Partners LP,” “Golar LNG Partners,” the “Partnership,” “we,” “our,” “us” or similar terms refer to Golar LNG Partners LP, a Marshall Islands limited partnership, or any one or more of its subsidiaries, or to all of such entities, and, for periods prior to our initial public offering on April 13, 2011, our Combined Entity. References to our “Combined Entity” refer to the subsidiaries of Golar LNG Limited (“Golar”) that had interests in the vessels in our initial fleet prior to our initial public offering (“IPO”). Those statements in this section that are not historical in nature should be deemed forward-looking statements that are inherently uncertain. See “Important Information Regarding Forward-Looking Statements” on page 46 for a discussion of the factors that could cause actual results to differ materially from those projected in these statements.

This section should be read in conjunction with the interim financial statements presented in this report, as well as the historical consolidated and combined carve-out financial statements and notes thereto of Golar LNG Partners LP included in our Annual Report on Form 20-F for the year ended December 31, 2011.

The following discussion assumes that our business was operated as a separate entity prior to our IPO on April 13, 2011.  References in this report to our “initial fleet” refer to the Golar Winter, the Golar Spirit, the Golar Mazo and the Methane Princess, all of which were contributed to us at or prior to our IPO.  The entities that own the vessels in our initial fleet have been acquired in transactions deemed to be a reorganization of entities under common control and have, therefore, been recorded at Golar’s book values.  The historical financial statements for periods prior to the completion of our initial public offering on April 13, 2011, have been carved out of the consolidated financial statements of Golar, which operated the vessels in our initial fleet for periods prior to our IPO.

Since our IPO, as of September 30, 2012 we had acquired equity interests in the subsidiaries which own and operate two FSRUs (the Golar Freeze and the NR Satu) from Golar. These transactions were also deemed to be a reorganization of entities under common control.  Accordingly, our financial statements prior to the date these vessels were acquired by us were retroactively adjusted to include the results of these vessels (referred to herein collectively as the “Dropdown Predecessor”)(1).  The periods retroactively adjusted include all periods that we, the Golar Freeze and NR Satu were under common control of Golar.

Our financial position, results of operations and cash flows reflected in our consolidated and combined financial statements include all expenses allocable to our business, but may not be indicative of those that would have been achieved had we operated as a separate public entity for all periods presented or of future results.

(1) Subsequent to the period ended September 30, 2012, in November 2012 we acquired equity interests from Golar in the subsidiaries that lease and operate the Golar Grand.  Accordingly, retroactive adjustment to reflect the effect of the Golar Grand acquisition will be presented in financial statements subsequent to the date of acquisition of November 8, 2012.

General

We were formed by Golar, a leading independent owner and operator of LNG carriers, to own and operate FSRUs and LNG carriers under long-term charters that generate long-term stable cash flows.  We completed the IPO of our common units in April 2011.  As at September 30, 2012, our fleet consists of four FSRUs and two LNG carriers (subsequent to the exercise of the option under our Omnibus Agreement to acquire the Golar Freeze and NR Satu in October 2011 and July 2012, respectively). We intend to make additional accretive acquisitions of FSRUs and LNG carriers with long-term charters from Golar and third parties in the future as market conditions permit.

Recent developments in 2012

July 2012 Equity Offerings

In July 2012, we completed our first follow-on offering of 6,325,000 common units (including 825,000 common units sold pursuant to the exercise of the overallotment option granted to the underwriters) of the Partnership to the public at a price of $30.95 per unit, raising gross public proceeds of $195.8 million. Golar GP LLC, the Partnership’s general partner, contributed a further $4.6 million to the Partnership to maintain its 2.0% general partner interest in the Partnership.  The Partnership also closed a private placement of 969,305 common units to Golar at a price of $30.95 per common unit.  The net proceeds from the public offering, private placement and our general partner’s contribution amounted to $221.7 million.

NR Satu Acquisition

On July 19, 2012, we acquired the entities that own and operate, the NR Satu from Golar for a purchase price of $385 million (plus working capital adjustments). The NR Satu is operating under a long-term contract with Nusantara Regas with an initial term expiring at the end of 2022. Nusantara Regas has the right to extend the charter term for up to an additional three years. The NR Satu acquisition was financed by the net proceeds of our July 2012 equity offering of $223.0 million, cash on hand of $7.0 million and vendor financing from Golar in the amount of $155.0 million. The loan from Golar has a term of three years and bears interest at 6.75% per annum. We expect to refinance the loan from Golar with bank financing in the near future.

Senior Unsecured Norwegian Bond Issuance

In October 2012, we completed the issuance of NOK 1,300 million bond in senior unsecured bonds that mature in October 2017.  The aggregate principal amount of the bonds is equivalent to approximately $227.0 million. All interest and principal payments on the bonds were swapped into U.S. dollars including fixing interest payments at 6.485%.  The net proceeds from the bonds were used primarily to repay the $222.3 million 6.75% loan due October 2014 from Golar that was utilized to purchase the Golar Freeze.

November 2012 Equity Offerings

On November 7, 2012, we sold 4,300,000 common units representing limited partner interests in the Partnership to the public at a price of $30.50 per unit, raising net proceeds of $130.5 million. Our general partner, contributed approximately $3.6 million to the Partnership to maintain its 2.0% general partner interest in the Partnership.  Concurrently with the closing of the public offering, we also sold 1,524,590 common units to Golar in a private placement at a price of $30.50 per unit.  The net proceeds from the public offering, the private placement and our general partner’s contribution to maintain its 2% general partner interest amounted to in approximately $181 million.

Golar Grand Acquisition

On November 8, 2012, the Partnership acquired the entities that lease and operate the LNG carrier, the Golar Grand, from Golar for a purchase price of $265 million. In connection with the acquisition, the Partnership assumed a $90 million finance lease liability (net of the associated restricted cash deposit) in respect of the Golar Grand with the balance of the purchase price funded using the proceeds of our November 2012 equity offerings. The Golar Grand is operating under a three year charter to Methane Services Limited, a wholly owned subsidiary of BG Group. The charter also comes with a charterer’s option to extend the charter term for an additional three years. However, in the event this option is not exercised Golar and the Partnership have entered into an Option Agreement pursuant to which the Partnership has the right to cause Golar to charter the vessel from March 2015 until October 2017.

Cash Distributions

On April 30, 2012, the Board of Directors of the Partnership declared a quarterly cash distribution with respect to the quarter ended March 31, 2012 of $0.43 per unit. This cash distribution, amounting to $17.1 million, was paid on May 16, 2012 to all unitholders of record as of the close of the business on May 9, 2012.

On July 25, 2012, the Board of Directors of the Partnership declared a quarterly cash distribution with respect to the quarter ended June 30, 2012 of $0.44 per unit.  This cash distribution, amounting to $20.8 million, was paid on August 15, 2012 to all unitholders of record as of the close of the business on August 3, 2012.

On October 22, 2012, the Board of Directors of the Partnership declared a quarterly cash distribution of $0.475 per unit in respect of the three months ended September 30, 2012. This cash distribution, amounting to $22.5 million was paid on November 15, 2012 to all unitholders of record as of the close of business on November 2, 2012.

Results of Operations

Three Month Period Ended September 30, 2012 Compared with the Three Month Period Ended September 30, 2011

The following table presents details of our consolidated and combined carve-out revenues and expense information for the three month period ended September 30, 2012 compared to the three months period ended September 30, 2011:

	Three Months Ended
	September 30,		$	%
(in thousands of $, except TCE)	2012	2011	Change	Change

Operating revenue	68,628	51,776	16,852	33%
Vessel operating expenses	(9,806)	(8,285)	(1,521)	18%
Voyage expenses	(1,038)	(35)	(1,003)	2,866%
Administrative expenses	(1,421)	(1,711)	290	(17)%
Depreciation and amortization	(12,845)	(9,987)	(2,858)	29%
Interest income	393	386	7	2%
Interest expense	(10,285)	(3,093)	(7,192)	233%
Other financial items	(753)	(14,551)	13,798	(95)%
Taxes	(3,292)	226	(3,518)	(1,557)%
Net income	29,581	14,726	14,855	101%
Non-controlling interest	(2,760)	(2,539)	(221)	9%

TCE (1) (to the closest $100)	$122,400	$112,700	9,700	9%

(1)         TCE is a non-GAAP financial measure. See “Non-GAAP measures” for a discussion of TCE.

Operating revenues: Total operating revenues increased by $16.9 million to $68.6 million for the three months ended September 30, 2012, compared to $51.8 million for the same period in 2011. This is principally due to the NR Satu earning a full quarter’s revenue for the three months ended September 30, 2012 following the commencement of its charter in May 2012 as compared to the same period in 2011 when it was undergoing its FSRU retrofitting. Accordingly, the average daily time charter equivalent rate, or TCE, for the third quarter of 2012 has increased to $122,400 ,compared to $112,700 for the same period in 2011.

Vessel operating expenses: The increase of $1.5 million in vessel operating expenses to $9.8 million for the three months ended September 30, 2012, as compared to $8.3 million in 2011, is mainly due to the NR Satu being fully operational as a FSRU for the three months ended September 30, 2012 as compared to the same period in 2011 when it was undergoing its FSRU retrofit.

Voyage expenses: Voyage expenses for the three months ended September 30, 2012 increased by $1.0 million to $1.0 million for the three months ended September 30, 2012. This is primarily due to brokers’ commissions and representation fees relating to the operations of the NR Satu following the commencement of its charter in May 2012. Accordingly, we incurred no comparable cost for the same period in 2011 in respect of the NR Satu as it was undergoing its FSRU retrofitting.

Administrative expenses: Administrative expenses decreased by $0.3 million, to $1.4 million for the three months ended September 30, 2012, compared to $1.7 million for the same period in 2011.

Since March 30, 2011, we have been party to a management and services agreement with Golar Management, under which Golar Management provides certain management and administrative services to us and is reimbursed for costs and expenses incurred in connection with these services at a cost plus 5% recharge basis.  Under this arrangement, for the three months ended September 30, 2012 and 2011, we incurred recharges of $0.9 million and $0.8 million, respectively. Furthermore, for historic periods prior to the acquisition of the Golar Freeze (October 2011) and the NR Satu (July 2012), administrative expenses were carved out from the administrative expenses of Golar (including an allocation for stock-based compensation costs) and a portion was allocated to us based on the size of our fleet that amounted to nil and $0.7 million for the three months ended September 30, 2012 and 2011.

Depreciation and Amortization: Depreciation and amortization expense increased by $2.9 million to $12.8 million for the three months ended September 30, 2012, compared to $10.0 million for the same period in 2011.  This is mainly due to a full quarter’s depreciation for the NR Satu FSRU retrofit expenditure for the three months ended September 30, 2012, which commenced upon completion of its FSRU retrofit in April 2012.

Interest income: Interest income remains consistent during the three months ended September 30, 2012 and 2011. Interest income arose principally from our restricted cash balances in respect of debt and lease arrangements.

Interest expense: Interest expense increased by $7.2 million to $10.3 million for the three months ended September 30, 2012, compared to $3.1 million for the three months ended September 30, 2011. This was principally due to additional interest cost associated with the vendor loans from Golar in connection with the acquisition of the Golar Freeze in October 2011 ($222.3 million) and the NR Satu in July 2012 ($155 million).

Other financial items: Other financial items reflect a loss of $0.8 million and $14.6 million for the three months ended September 30, 2012 and 2011, respectively. This resulted principally from:

Net realized and unrealized gains (losses) on interest rate swap agreements: Net realized and unrealized gains (losses) on interest rate swaps resulted in a loss of $1.9 million for the three months ended September 30, 2012, compared to a loss of $10.4 million for the same period in 2011, as set forth in the table below:

	Three months ended September 30
(in thousands of $)	2012	2011	$ Change	% Change

Unrealized mark-to-market (losses)/gains for interest rate swaps	(684)	(9,065)	8,381	(92)%
Realized (losses) -interest rate swap settlements	(1,238)	(1,383)	145	(10)%
	(1,922)	(10,448)	8,526	(82)%

As of September 30, 2012, we have an interest rate swaps portfolio with a notional value of $448.3 million, of which we hedge account for approximately 54% of these swaps. Accordingly, a further $0.1 million unrealized loss was accounted for as a change in other comprehensive income, which would have otherwise been recognized in earnings for the three months ended September 30, 2012.

Included within net realized and unrealized gains and losses on interest rate swaps for the three months ended September 30, 2012 and 2011, are $nil and net loss of $0.3 million, representing amounts carved out from Golar and allocated to us on the basis of Dropdown Predecessor’s proportion of Golar’s debt.

Net foreign exchange gains and losses on retranslation of lease related balances including the Golar Winter lease currency swap mark-to-market gains and losses: Foreign exchange gains and losses arise principally as a result of the retranslation of our capital lease obligations, the cash deposits securing these obligations and the movement in the fair value of the currency swap used to hedge the Golar Winter lease. We incurred an unrealized net foreign exchange gain of $1.5 million and an unrealized net foreign exchange loss of $3.8 million for the three months ended September 30, 2012 and 2011, respectively. This is mainly due to the depreciation of the US dollar against the GBP.

Income taxes: Income taxes relate primarily to the taxation of our U.K. based vessel operating companies, our Brazilian subsidiary established in connection with our Petrobras long-term charters and our Indonesian subsidiary related to the ownership and management of the NR Satu with respect to our long-term charter with PTNR. However, the tax exposure in Indonesia is mitigated by revenue due under the charter such that taxes paid are recovered through the time charter rate.

Net income: As a result of the foregoing, we earned net income of $29.6 million and $14.7 million for the three months ended September 30, 2012 and 2011, respectively.

Non-controlling interest: Non-controlling interest refers to the 40% interest in the Golar Mazo.

Nine Month Period Ended September 30, 2012 Compared with the Nine Month Period Ended September 30, 2011

The following table presents details of our consolidated and combined carve-out revenues and expense information for the nine month period ended September 30, 2012 compared to the nine months period ended September 30, 2011:

	Nine Months Ended
	September 30,		$
(in thousands of $, except TCE)	2012	2011	Change	% Change

Operating revenue	179,689	152,327	27,362	18%
Vessel operating expenses	(28,986)	(26,669)	(2,317)	9%
Voyage expenses	(1,824)	(195)	(1,629)	835%
Administrative expenses	(4,876)	(5,407)	531	(10)%
Depreciation and amortization	(33,625)	(31,009)	(2,616)	8%
Interest income	1,318	1,038	280	27%
Interest expense	(25,834)	(11,096)	(14,738)	133%
Other financial items	(4,298)	(16,845)	12,547	(74)%
Taxes	(4,838)	541	(5,379)	(994)%
Net income	76,726	62,685	14,041	22%
Non-controlling interest	(7,735)	(7,424)	(311)	4%

TCE (1) (to the nearest $100)	$117,100	$111,400	5,700	5%

(1)         TCE is a non-GAAP financial measure. See “Non-GAAP measures” for a discussion of TCE.

Operating revenues: Total operating revenues increased by $27.4 million to $179.7 million for the nine months ended September 30, 2012, compared to $152.3 million for the same period in 2011. This is due to (i) the commencement of the NR Satu charter from May 2012 following its FSRU retrofitting as compared to the same period in 2011 when it was in lay up for some time and then transitioning to the shipyard before undergoing its FSRU retrofitting from March 2011 and (ii) the increased hire rates under the Petrobras charters (in accordance with the charterer’s bi-annual review to reflect inflation increases) with respect to our FSRU vessels, the Golar Winter and the Golar Spirit, effective from April 2012. Accordingly, these resulted in an increase in average daily time charter equivalent rate, or TCE, for the nine months ended September 30, 2012 of $117,100 compared to $111,400 for the same period in 2011.

Vessel operating expenses: The increase of $2.3 million in vessel operating expenses to $29.0 million for the nine months ended September 30, 2012, as compared to $26.7 million in 2011, was due to (i) the NR Satu completing its FSRU retrofit and commencement of its charter with PTNR  from May 2012 as compared to the same period in 2011 when it was primarily undergoing its FSRU retrofitting and (ii) higher spares purchases during the maintenance window on the two FSRUs operating in Brazil in 2012.

Voyage expenses: Voyage expenses for the nine months ended September 30, 2012 increased by $1.6 million to $1.8 million for the nine months ended September 30, 2012, compared to $0.2 million for the same period in 2011. This is primarily due to brokers’ commissions and representation fees relating to the NR Satu following commencement of its charter in May 2012.  Accordingly, we incurred no comparable cost for the same period in 2011 in respect of the NR Satu as it was undergoing retrofitting.

Administrative expenses: Administrative expenses decreased by $0.5 million, to $4.9 million for the nine months ended September 30, 2012, compared to $5.4 million for the same period in 2011.

Since March 30, 2011, we have been party to a management and services agreement with Golar Management, under which Golar Management provides certain management and administrative services to us and is reimbursed for costs and expenses incurred in connection with these services at a cost plus 5% recharge basis.  Under this arrangement, for the nine months ended September 30, 2012 and 2011, we incurred recharges of $2.2 million and $1.3 million, respectively. Furthermore, for historic periods prior to our IPO in April 2011 and with respect to the Golar Freeze and the NR Satu, for periods prior to their respective acquisition, administrative expenses were carved out from the administrative expenses of Golar (including an allocation for stock-based compensation costs) and a portion was allocated to us based on the size of our fleet that amounted to $0.6 million and $3.1 million for the nine months ended September 30, 2012 and 2011, respectively.

The impact of the decrease of the management recharges and carve-out administrative expenses is partially offset by higher corporate expenses, such as legal, accounting, regulatory compliance and other incremental costs incurred as a result of operating as a listed public entity following our IPO in April 2011. These corporate expenses amounted to $1.8 million and $1.0 million for the nine months ended September 30, 2012 and 2011, respectively.

Depreciation and Amortization: Depreciation and amortization expense increased by $2.6 million to $33.6 million for the nine months ended September 30, 2012, compared to $31.0 million for the same period in 2011.  This is primarily due to additional depreciation expense in 2012 commencing on the completion of the NR Satu’s FSRU retrofit in April 2012 for its respective FSRU retrofit expenditure.

Interest income: Interest income increased by $0.3 million to $1.3 million during the nine months ended September 30, 2012, compared to $1.0 million for the same period in 2011. This was mainly due to the increase in the restricted cash balances. Interest income arose principally from our restricted cash balances in respect of debt and lease arrangements.

Interest expense: Interest expense increased by $14.7 million to $25.8 million for the nine months ended September 30, 2012, compared to $11.1 million for the same period in 2011. This was principally due to additional interest cost associated with the vendor loans from Golar in connection with the acquisition of the Golar Freeze in October 2011 ($222.3 million) and the NR Satu in July 2012 ($155 million).

Other financial items: Other financial items reflect a loss of $4.3 million and $16.8 million for the nine months ended September 30, 2012 and 2011, respectively. This resulted principally from:

Net realized and unrealized (losses) gains on interest rate swap agreements: Net realized and unrealized gains (losses) on interest rate swaps resulted in a loss of $4.7 million for the nine months ended September 30, 2012, compared to a loss of $13.1 million for the same period in 2011, as set forth in the table below:

	Nine months ended September 30
(in thousands of $)	2012	2011	$ Change	% Change

Unrealized mark-to-market (losses)/gains for interest rate swaps	(1,126)	(9,260)	8,134	(88)%
Realized (losses) -interest rate swap settlements	(3,607)	(3,851)	244	(6)%
	(4,733)	(13,111)	8,378	(64)%

As of September 30, 2012, our interest rate swaps portfolio had a notional value of $448.3 million, of which we hedge accounted for approximately 54% of these swaps. Accordingly, a further $0.2 million unrealized loss was accounted for as a change in other comprehensive income, which would have otherwise been recognized in earnings for the nine months ended September 30, 2012.

Included within net realized and unrealized gains and losses on interest rate swaps for the nine months ended September 30, 2012 and 2011, are nil and net gains of $1.9 million, representing amounts carved out from Golar and allocated to us on the basis of our proportion of Golar’s debt for periods prior to our IPO or pre-acquisition in respect of our Dropdown Predecessor.

Net foreign exchange gains and losses on retranslation of lease related balances including the Golar Winter lease currency swap mark-to-market gains and losses: Foreign exchange gains and losses arise principally as a result of the retranslation of our capital lease obligations, the cash deposits securing these obligations and the movement in the fair value of the currency swap used to hedge the Golar Winter lease. We incurred an unrealized net foreign exchange gain of $1.1 million and a loss of $1.8 million for the nine months ended September 30, 2012 and 2011, respectively.

Foreign exchange loss on operations represents foreign currency differences arising on retranslation of foreign currencies.  Included within foreign exchange loss on operations for the nine months ended September 30, 2012 and 2011, are $nil and loss of $1.1 million, representing amounts carved out from Golar relating to our Combined Entity or Dropdown Predecessor.

Income taxes: Income taxes relate primarily to the taxation of our U.K. based vessel operating companies, our Brazilian subsidiary established in connection with our Petrobras long-term charters and our Indonesian subsidiary related to the ownership and management of the NR Satu with respect to our long-term charter with PTNR. However, the tax exposure in Indonesia is mitigated by revenue due under the charter such that taxes paid are fully recovered through the time charter rate.

Net income: As a result of the foregoing, we earned net income of $76.7 million and $62.7 million for the nine months ended September 30, 2012 and 2011, respectively.

Non-controlling interest: Non-controlling interest refers to the 40% interest in the Golar Mazo.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from, and leasing arrangements with, commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to servicing interest on our debt, scheduled repayments of long-term debt, funding working capital and maintaining cash reserves against fluctuations in operating cash flows.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.  Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in British Pounds.  We have not used derivative instruments other than for interest rate and currency risk management purposes.

Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments, available amounts under revolving credit facilities and receipts from our charters. Revenues from our time charters are generally received monthly in advance. In addition we benefit from low inventory requirements (consisting primarily of fuel, lubricating oil and spare parts) due to fuel costs, which represent the majority of these costs being paid for by the charterer under time charters.

Generally, our long-term sources of funds will be cash from operations, long-term bank borrowings and other debt and equity financings.  Because we will distribute the majority of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures. Occasionally we may enter into vendor financing arrangements with Golar to provide intermediate financing for capital expenditures until longer-term financing is obtained, at which time we will use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts due under these arrangements.

We estimate that we will spend in total approximately $34 million for drydocking and classification surveys of our six vessels (inclusive of the Golar Grand) during the five-year period ending December 31, 2017.  As our fleet matures and expands, our drydocking expenses will likely increase.  Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our operating expenses.  We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

As of September 30, 2012, our current liabilities exceeded current assets by $57.7 million. However, included within current liabilities are mark-to-market valuations of interest swap derivatives representing $27.8 million and foreign exchange swap derivatives representing $21.4 million which are settled on a periodic basis. See note 8 to the condensed consolidated and combined carve-out financial statements for further details. We currently have no intention of terminating these swaps and hence crystallizing these full liabilities in the next twelve months.

As of September 30, 2012, our cash and cash equivalents including restricted cash and short-term investments was $81.6 million and we had access to undrawn borrowing facilities with Golar for $40.0 million.  $20.0 million is under a revolving credit facility, which is available until December 2014.  The remaining $20 million facility is available until July 2015.  Since September 30, 2012, significant transactions impacting our cash flows include:

•                  In November 2012, we paid a cash distribution of $0.475 per unit for the quarter ended September 30, 2012, amounting to $22.5 million.

•                  In October 2012, we completed the issuance of NOK 1,300 million (approximately $227 million) in senior unsecured bonds that mature in October 2017.  All interest and principal payments on the bonds will be swapped into U.S. dollars including fixing interest payments at 6.485%.

•                  The net proceeds from the bonds were used primarily to repay the $222.3 million 6.75% loan due October 2014 from Golar that was utilized to purchase the Golar Freeze.

•                  We received in aggregate net proceeds of approximately $181 million our second follow-on offering (“November 2012 equity offering”)  from the public offering, the private placement to Golar and our general partner’s contribution to maintain its 2% general partner interest.

•                  In connection with the November 2012 equity offering, we acquired the entities that lease and operate the LNG carrier, the Golar Grand, from Golar for a purchase price of $265 million. We financed the acquisition of the Golar Grand using $175 million of the $181 million gross proceeds from the equity offering that closed on November 7, 2012 and assumed a $90 million finance lease liability (net of restricted cash) in respect of the Golar Grand.

We believe our current resources, including our facilities with Golar, are sufficient to meet our working capital requirements for our current business for at least the next twelve months.

Medium to Long-term Liquidity and Cash Requirements

Our medium to long-term liquidity requirements include funding the acquisition of new vessels, the repayment of long-term debt (including debt owed to Golar) and the payment of distributions to our unitholders, to the extent we have sufficient cash from operations after the establishment of cash reserves and payment of fees.

We have also entered into an agreement with Petrobras to make certain modifications to the Golar Winter, in consideration for an increase in charter hire rates and an extension to the charter term of the Golar Winter. It is expected that the Golar Winter will enter the shipyard during the second quarter of 2013 and be completed by the third quarter of 2013. The cost of the modifications together with drydock costs is estimated to be approximately $25 million.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities for the periods presented:

	Nine months ended September 30,
(in thousands of $)	2012	2011

Net cash provided by operating activities	103,046	117,689
Net cash used in investing activities	(84,861)	(63,795)
Net cash used in financing activities	(16,375)	(41,083)
Net increase in cash and cash equivalents	1,810	12,811
Cash and cash equivalents at beginning of period	46,169	51,172
Cash and cash equivalents at end of period	47,979	63,983

In addition to our cash and cash equivalents noted above, as of September 30, 2012 we had short-term restricted cash and investments of $33.6 million that represents balances retained on restricted accounts in accordance with certain lease and loan requirements. These balances act as security for and over time are used to repay lease and loan obligations. As of September 30, 2012, our long-term restricted cash balances amounted to $144.4 million and represents security for our Methane Princess capital lease obligation. These cash balances will be released over time in connection with the repayment of our lease obligation.

Net Cash Provided by Operating Activities

The decrease of $14.6 million was primarily due to the following:

•                  a lower net settlement of trading balances due from/to related parties in the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011; and

•                  the interest cost of $13.6 million arising in 2012 associated with both Golar LNG vendor financing loans  which were incurred to acquire the Golar Freeze in October 2011 and the NR Satu in July 2012, respectively.

Net Cash Used in Investing Activities

Net cash used in investing activities of $84.9 million and $63.8 million for the nine months ended September 30, 2012 and 2011, respectively, arose due to the following:

•                  additions to vessels and equipment of $77.4 million and $58.8 million for the nine months ended September 30, 2012 and 2011, respectively, in relation to the FSRU retrofitting of the NR Satu which was completed in April 2012; and

•                  increase in restricted cash deposits relating to the Golar Mazo facility in line with the increased debt repayments leading to its maturity in June 2013.

Net Cash Used in Financing Activities

Net cash used in financing activities is principally generated from funds from new debt and lease finance and contributions from owners, partially offset by debt repayments, repayments of invested equity and cash distributions.

Net cash used in financing activities during the nine months ended September 30, 2012 of $16.4 million mainly related to the following:

•                  acquisition of Golar’s 100% ownership interest in certain subsidiaries which own and operate the NR Satu. The purchase consideration was $385 million (excluding working capital adjustments) of which $223 million was financed through the net proceeds from July 2012 equity offering of $221.7 million and proceeds of $155 million from the related vendor financing from Golar;

•                  contributions from the Dropdown Predecessor or Owner’s funding of $84.3 million;

•                  repayments of long-term debt and lease obligations of $33.5 million; and

•                  payment of cash distributions during the period of $55.1 million.

Net cash used in financing activities during the nine months ended September 30, 2011 of $41.1 million was primarily in relation to:

•                  repayments of long-term debt and lease obligations of $43.5 million; and

•                  payment of cash distributions of $30.2 million.

Borrowing Activities

Long-Term Debt. As of September 30, 2012 and December 31, 2011, our long-term debt consisted of the following:

(in thousands of $)	September 30, 2012	December 31, 2011

Mazo facility	26,491	38,932
Golar Freeze facility	93,317	104,142
Golar LNG vendor financing loan - Golar Freeze	222,310	222,310
Golar LNG vendor financing loan - NR Satu	155,000	—
Golar LNG Partner’s credit facility	250,000	257,500
Total	747,118	622,884

Our outstanding debt of $747.1 million as of September 30, 2012, is repayable as follows:

Period ended December 31, (in thousands of $)

2012 (three months ended)	19,140
2013	50,523
2014	259,848
2015	220,482
2016	28,250
2017 and thereafter	168,875
Total	747,118

As of September 30, 2012 and December 31, 2011, the margins we paid under our bank loan agreements were LIBOR plus a fixed or floating rate ranging from 0.87% to 3.00%.

Mazo Facility

In November 1997, Osprey, Golar’s predecessor, entered into a secured loan facility of $214.5 million in respect of the vessel, the Golar Mazo. The facility bears a floating interest rate equal to LIBOR plus a margin and repayments are due semi-annually and commenced in June 2001, ending June 2013. The loan agreement requires that certain cash balances, representing interest and principal repayments for defined future periods, be held by the security trustee during the period of the loan. These balances are referred in these financial statements as restricted cash.  As of September 30, 2012, the value of the deposits secured was $17.3 million.  As of September 30, 2012, $26.5 million was outstanding under the Mazo facility. See “-Debt and Lease Restrictions.”

Golar LNG Partners Credit Facility

In September 2008, we entered into a revolving credit facility with a banking consortium to refinance existing loan facilities in respect of two of our vessels, the Methane Princess and the Golar Spirit (or the Golar LNG Partners credit facility).  The loan is secured against the Golar Spirit and assignment to the lending bank of a mortgage given to us by the lessor of the Methane Princess, with a second priority charge over the Golar Mazo.

The Golar LNG Partners credit facility accrues floating interest at a rate per annum equal to LIBOR plus a margin.  The initial draw down amounted to $250 million in November 2008.  The total amount outstanding at the time of the refinancing in respect of these two vessels’ refinanced facilities was $202.3 million.  We drew down a further $35.0 million for the period to March 2009. At the time we entered into the Golar LNG Partners credit facility, such facility provided for available borrowings of up to $285 million.  Pursuant to the terms of the Golar LNG Partners credit facility, the total amount available for borrowing under such facility decreases by $2.5 million per quarter from June 30, 2009 through December 31, 2012 and by $5.5 million per quarter from March 31, 2013 through December 31, 2017.  As of September 30, 2012, the revolving credit facility provided for available borrowings of up to $250 million, of which $250 million was outstanding. Accordingly, as of September 30, 2012, we have no ability to draw additional amounts under this facility.  The loan has a term of ten years and is repayable in quarterly installments commencing in May 2009 with a final balloon payment of $137.5 million due in March 2018, its maturity date.

As of September 30, 2012, we had long term debt outstanding of $250 million under the Golar LNG Partners Credit Facility.

The Golar LNG Partners credit facility contains restrictive covenants that require the prior written consent of the lenders or otherwise restrict our ability to, among other things:

•                  merge or consolidate with any other person;

•                  make certain capital expenditures;

•                  pay distributions to our unitholders;

•                  terminate or materially amend certain of our charters;

•                  enter into any other line of business;

•                  make any acquisitions;

•                  incur additional indebtedness or grant any liens to secure any of our existing or future indebtedness;

•                  enter into any sale-leaseback transactions; or

•                  enter into any transactions with our affiliates.

The Golar LNG Partners credit facility prohibits us from paying distributions to our unitholders if we are not in compliance with certain financial covenants or upon the occurrence of an event of default.

Furthermore, we are required under the credit facility to, among other things, comply with the ISM Code and the ISPS Code and with all international and local environmental laws and to maintain certain levels of insurance on the Methane Princess and the Golar Spirit and maintain the vessels’ class certifications with no material overdue recommendations.

Golar Freeze facility

In June 2010, Golar Freeze Holding Co., a subsidiary of Golar, entered into a $125 million credit agreement with a syndicate of banks, led by DnB NOR Bank ASA as security agent, to refinance conversion costs of the Golar Freeze (or the Golar Freeze credit facility).  The loan is secured against the Golar Freeze with second priority mortgage over the Golar Winter, second priority assignment of insurances on the Golar Winter, and second priority assignment of earnings from the Golar Winter time charter contract with Petrobras, net of lease and certain approved currency swap payments to the Golar Winter lessor. In connection with our acquisition of the Golar Freeze, we assumed all obligations under the Golar Freeze credit facility.  As of September 30, 2012, there was $93.3 million of borrowings outstanding under the Golar Freeze credit facility.

The Golar Freeze credit facility bears interest at a floating rate of LIBOR plus a margin and the additional cost (as defined in the facility), if any.  The facility is split into two tranches, the commercial loan facility and the Exportfinans ASA loan facility. Exportfinans ASA acted as a lender with a guarantee from GIEK (Garanti-institute for Eksportkredit). Repayments under the commercial loan facility tranche are due quarterly based on an annuity profile with a final balloon payment of $34.8 million payable in May 2015.  The Exportfinans ASA loan facility tranche is for $50 million with a term of eight years and repayable in equal quarterly installments with the final payment in June 2018.  This tranche is required to be repaid if the commercial tranche is not refinanced or if a required adjustment to the margin at that time cannot be agreed.

The Golar Freeze credit facility requires certain cash balances to be held on deposit during the period of the loan.  These balances are referred to in these consolidated financial statements as restricted cash.  As of September 30, 2012, the value of the deposit secured against the loan was $9.1 million.

Under the Golar Freeze credit facility, we are obligated to comply with certain restrictive covenants that will require the prior written consent of the lenders or otherwise restrict our ability to, among other things:

•                  merge or consolidate with any other person;

•                  make certain capital expenditures;

•                  pay distributions;

•                  terminate or materially amend the Golar Freeze charter or release the charterer from any obligations under such charter;

•                  enter into any other line of business other than the ownership, operation and chartering of the Golar Freeze;

•                  acquire or own certain additional assets;

•                  enter into any sale and leaseback transactions; and

•                  enter into any transaction with our affiliates.

In addition, we are required under the Golar Freeze credit facility to, among other things, comply with the ISM Code and the ISPS Code and with all international and local environmental laws and to maintain certain levels of insurance on the Golar Freeze and maintain its name, registration under the laws of its flag state and class certifications with no material overdue recommendations.

The Golar Freeze credit facility prohibits us from paying distributions to our unitholders if we are not in compliance with certain financial covenants or upon the occurrence of an event of default.  The financial covenants under the Golar Freeze credit facility require us to ensure that as at the end of each quarterly period during and as at the end of each financial year, the ratio of Charterhire to Consolidated Debt Service is equal to 1.15:1.

Golar LNG Vendor Financing Loan - Golar Freeze

In connection with the purchase of the Golar Freeze from Golar in October 2011, we entered into a financing loan agreement with Golar for an amount of $222.3 million.  The facility is unsecured and bears interest at a fixed rate of 6.75% per annum payable quarterly. The loan is non-amortizing with a final balloon payment of $222.3 million million due in October 2014. The loan was subsequently repaid in October 2012 using the net proceeds from the bond issuance.

Golar LNG Vendor Financing Loan (for the NR Satu)

In connection with the purchase of the NR Satu from Golar in July 2012, we entered into a financing loan agreement with Golar for an amount of $175 million. Of this amount, $155 million has been drawn down as of September 30, 2012.  Accordingly as of September 30, 2012, a further $20 million is available for drawdown until July 2015. The facility is unsecured and bears interest at a fixed rate of 6.75% per annum payable quarterly. The loan is non-amortizing with a final balloon payment for the amount drawn down due within three years from the date of draw down.  We expect to refinance this loan with a bank financing in the near future.

Sponsor Credit Facility

In connection with our IPO, we entered into a $20 million revolving credit facility (or the sponsor credit facility) with Golar, to be used to fund our working capital requirements.  The facility has a term of four years and is interest-free and unsecured.  As of September 30, 2012, we had not borrowed under the facility.  The sponsor credit facility contains covenants that require us to, among other things:

•                  notify Golar of any event which constitutes or may constitute an event of default or which may adversely affect our ability to perform our obligations under the credit facility; and

•                  provide Golar with information in respect of our business and financial status as Golar may reasonably require including, but not limited to, copies of our unaudited quarterly financial statements and our audited annual financial statements.

Capital Lease Obligations.  The following is a summary of our capital lease obligations. As of September 30, 2012, we are committed to make minimum rental payments under our two capital leases, as follows:

Period ended December 31, (in thousands of $)	Methane Princess Lease	Golar Winter Lease	Total

2012 (three months ended)	1,795	2,499	4,294
2013	7,457	9,995	17,452
2014	7,743	9,995	17,738
2015	8,041	9,995	18,036
2016	8,345	9,995	18,340
2017 and thereafter	200,554	177,406	377,960
Total minimum lease payments	233,935	219,885	453,820
Less: Imputed interest	(79,033)	(98,261)	(177,294)
Present value of minimum lease payments	154,902	121,624	276,526

Methane Princess Lease.  In August 2003, Golar entered into a finance lease arrangement with the U.K. Lessor of the Methane Princess. The obligation to the U.K. Lessor is primarily secured by a letter of credit, which is itself secured by a cash deposit which since June 2008 is now placed with the U.K. Lessor. Lease rentals are payable quarterly. At the end of each quarter, the required value of the letter of credit to secure the present value of rentals due under the lease is recalculated taking into account the rental payment due at the end of the quarter. The surplus funds in the cash deposits securing the letter of credit, released as a result of the reduction in the required letter of credit amount are available to pay the lease rentals due at the end of the same quarter. Deficits, if any, are financed by working capital.

The lease liability under the Methane Princess lease continues to increase until 2014 and thereafter decreases over the period to 2034 being the primary term of the lease. The value of the deposit used to obtain a letter of credit to secure the lease obligation as of September 30, 2012, was $151.7 million.

Golar Winter Lease.  In April 2004, Golar signed a lease agreement in respect of the Golar Winter, to which we refer to as the Golar Winter lease, with another U.K. bank (the “Winter Lessor”) for a primary period of 28 years. Under the agreement, Golar received an amount of $166 million. The obligations to the Winter Lessor under the lease were secured by (inter alia) a letter of credit provided by another U.K. bank (the “LC Bank”). During 2008 and 2009, an aggregate amount of $52.4 million was released from this deposit in consideration of the additional security afforded to the Winter Lessor by the entry of the Golar Winter into a long-term time charter with Petrobras. As of September 30, 2012, the value of the deposit used to obtain a letter of credit to secure the Golar Winter lease obligation was $nil.

The Golar Winter lease is denominated in GBP while its cash deposit is denominated in USD. In order to hedge the currency risk arising from the GBP lease rental obligation, we have entered into a 28 year currency swap, to swap all lease rental payments into U.S. Dollars at a fixed GBP/USD exchange rate (i.e., we receive GBP and pay U.S. Dollars).

For all our leases, lease rentals include an interest element that is accrued at a rate based upon GBP LIBOR. In relation to the Golar Winter lease, we have converted our GBP LIBOR interest obligation to USD LIBOR by entering into the cross currency swap referred to above. We receive interest income on our restricted cash deposits at a rate based upon GBP LIBOR for the Methane Princess lease. Our leases are denominated in GBPs. The majority of this GBP capital lease obligation is hedged by GBP cash deposits securing the lease obligations in the case of the Methane Princess lease, and by a currency swap in the case of the Golar Winter lease. This is not, however, a perfect hedge and the movement in the currency exchange rate between the U.S. Dollar and the GBP will affect our results of operations.

In the event of any adverse tax changes to legislation affecting the tax treatment of the leases for the U.K. vessel lessors or a successful challenge by the U.K. Revenue authorities to the tax assumptions on which the transactions were based, or in the event that we terminate any of our U.K. tax leases before their expiration, we would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received or that have accrued over time, together with the fees that were financed in connection with our lease financing transactions, post additional security or make additional payments to our lessors which would increase the obligations noted above. The Lessor of the Methane Princess has a second priority security interest in the Methane Princess and the Golar Spirit to secure these potential obligations and similar obligations related to other Golar vessels.  Golar has agreed to indemnify us against any of these increased costs and obligations. Costs related to the Golar Winter lease, which is with a different Lessor, have not been indemnified by Golar.  Golar did not receive any upfront cash benefit in respect of the Golar Winter lease, but rather the benefits accrue over the term of the lease in the form of less expensive financing.

Debt and Lease Restrictions

Our existing financing agreements (debt and leases) impose operating and financing restrictions on us and our subsidiaries, which may significantly limit or prohibit, among other things, our ability to:

•                          incur additional indebtedness;

•                          create liens;

•                          sell shares of subsidiaries;

•                          make certain investments;

•                          engage in mergers and acquisitions;

•                          purchase and sell vessels;

•                          transfer funds from subsidiary companies to us;

•                          enter into, amend or cancel time or consecutive voyage charters; or

•                          pay distributions to our unitholders without the consent of our lenders and lessors.

In addition, our lenders and lessors may accelerate the maturity of indebtedness under our financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements. Various debt and lease agreements contain covenants that require compliance with certain financial ratios. Such ratios include equity ratios, working capital ratios and earnings to net debt ratio covenants, debt service coverage ratios, minimum net worth covenants, minimum value clauses and minimum cash and cash equivalent restrictions in respect of our subsidiaries and us. The lease with respect to the Golar Winter contains a minimum value clause that is applicable only if the Golar Winter is not chartered under a time charter acceptable to the lessor for this purpose, such as the current time charter. The Golar Winter lease generally provides that, in the event that the Golar Winter charter is terminated and is not replaced with a similar charter, the amount of any obligations outstanding under the Golar Winter lease shall be equal to or less than 80% of the value of the vessel at the time of any such charter termination. In the event that the minimum value clause becomes applicable and is not satisfied, the lessee shall either procure a letter of credit in an amount sufficient to cover any deficiency between the amount that is equal to 80% of the value of the vessel at the time of any such charter termination and the amount of any obligations outstanding under the Golar Winter lease or, if the lessor agrees, provide alternative additional security to the lessor. With respect to minimum levels of cash and cash equivalents, we have covenanted to maintain at least $10 million of cash and cash equivalents.

As of September 30, 2012, we were in compliance with all covenants of our various debt and lease agreements.

In March 2012, in connection with the receipt of a waiver relating to our requirement to comply with the consolidated net worth covenant in the Golar LNG Partners credit facility as of December 31, 2011 from the lenders thereunder, the definition of consolidated net worth contained in our Golar LNG Partners credit facility was amended to permit, in connection with up to two additional acquisitions by us from Golar, the addition to our consolidated net worth (as defined in such credit facility) of the difference between the original purchase price and the original net book value (subject to adjustment for depreciation) of any such acquisition.

In addition to mortgage security, some of our debt is also collateralized through pledges of shares by our guarantor subsidiaries.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates and foreign currency exchange rates. We have a portfolio of interest rate swaps that exchange or swap floating rate interest to fixed rates, which from a financial perspective, hedges our obligations to make payments based on floating interest rates. As of September 30, 2012, our interest rate swap agreements effectively fixed our net floating interest rate exposure on $448.3 million of floating rate bank debt and capital lease obligations (net of restricted cash), leaving $43.1 million exposed to a floating rate of interest. Our swap agreements have expiration dates between 2013 and 2018 and have fixed rates of between 0.92% and 5.04%.

As noted above, we have entered into a currency swap to hedge an exposure to GBPs in respect of the Golar Winter lease.

We enter into foreign currency forward contracts in order to manage our exposure to the risk of movements in foreign currency exchange rate fluctuations. We also receive less than 10% of our revenue in respect of the Golar Spirit and Golar Winter charters in Brazilian Reais. We are affected by foreign currency fluctuations primarily through our FSRU projects, expenditures in respect of our ships drydocking, some operating expenses including the effect of paying the majority of our seafaring officers in Euros and some of our administrative costs. The currencies which impact us the most include, but are not limited to, Euro, Norwegian Kroner, Singapore Dollars, Indonesian Rupiah and British Pounds.

Capital Commitments

Possible Acquisitions of Other Vessels

Although we do not currently have in place any agreements relating to acquisitions of other vessels, we assess potential acquisition opportunities on a regular basis. Pursuant to our Omnibus Agreement with Golar, we will have the opportunity to purchase additional LNG carriers and FSRUs from Golar when those vessels are fixed under charters of five or more years upon their expiration of their current charters. In November 2012, Golar entered into a five year charter for the Golar Maria and as such the vessel will be offered to us.  Subject to the terms of our loan agreements, we could elect to fund any future acquisitions with equity or debt or cash on hand or a combination of these forms of consideration. Any debt incurred for this purpose could make us more leveraged and subject us to additional operational or financial covenants.

Modifications to the Golar Winter

We have agreed to make certain modifications to the Golar Winter, including the addition of LNG loading arms, as a result of Petrobras’ decision to relocate the Golar Winter, from Rio de Janeiro to Bahia.  We expect to enter into an agreement with Golar, under which Golar will undertake the modification work, which began with the ordering of long lead items in the first quarter of 2012 and is expected to be completed by the third quarter of 2013.  We currently expect the cost of these modifications together with the drydocking cost to be approximately $25 million, which we expect to fund with a combination of cash and undrawn credit facilities or future debt or equity transactions.

Critical Accounting Policies

The preparation of our condensed consolidated and combined carve-out interim financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For a description of our material accounting policies that involve a higher degree of judgement, please read Note 2 (Summary of Significant Accounting Policies) of our consolidated and combined financial statements and consolidated and combined financial statements included in our 20-F dated April 27, 2012 filed with the Securities and Exchange Commission (the “SEC”).

Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as of September 30, 2012 (in millions):

(in millions of $)	Total Obligation	Due in the remainder of 2012	Due in 2013-2014	Due in 2015-2016	Due Thereafter

Long-term debt (1)	747.1	19.1	310.4	248.7	168.9
Interest commitments on long-term debt - floating (2)	29.3	2.5	13.6	9.4	3.8
Interest commitments on long-term debt - fixed (3)	59.3	6.4	47.2	5.7	—
Capital lease obligations (1)	276.5	0.6	6.4	8.4	261.1
Interest commitments on capital lease obligations (2)(4)	177.3	3.6	28.8	28.0	116.9
Modifications on the Golar Winter (5)	25.0	—	25.0	—	—
Other long-term liabilities (6)	—	—	—	—	—
Total	1,314.5	32.2	431.4	300.2	550.7

(1)                             As of September 30, 2012, taking into account the hedging effect of our interest rate swaps, $43.1 million of our long-term debt and capital lease obligations, net of restricted cash deposits, was floating rate debt which accrued interest based on U.S. Dollar (USD) LIBOR.

(2)                                 Our interest commitment on our long-term debt is calculated based on an assumed average USD LIBOR of 0.75% as of September 30, 2012 and taking into account our various margin rates and interest rate swaps associated with each debt. Our interest commitment on our capital lease obligations is calculated on an assumed average GBP LIBOR of 5.2%.

(3)                                 This is calculated based on the Golar LNG vendor financing loans (for the Golar Freeze and the NR Satu) fixed rate of 6.75%.

(4)                                 In the event of any adverse tax rate changes or rulings, our lease obligations could increase significantly. However, Golar has agreed to indemnify us against any such increase (other than any increase related to the Golar Winter lease).

(5)                                 We have agreed to make certain modifications to the Golar Winter, including the addition of LNG loading arms, as a result of Petrobras’ decision to relocate the Golar Winter, from Rio de Janeiro to Bahia.  We expect the cost of these modifications together with the drydocking cost to be approximately $25 million.  The modification work is expected to be completed by the third quarter of 2013.

(6)                                 Our consolidated balance sheet as of September 30, 2012 includes $18.7 million classified as “Other long-term liabilities” which represents deferred credits. These liabilities have been excluded from the above table as these relate to deferred income as opposed to future cash outflows for financial liabilities.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various market risks, including interest rate and foreign currency exchange risks. We enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

Our policy is to hedge our exposure to risks, where possible, within boundaries deemed appropriate by management.

A discussion of our accounting policies for derivative financial instruments is included in Note 2 - Significant Accounting Policies to our audited consolidated and combined financial statements.  Further information on our exposure to market risk is included in Note 23 - Financial Instruments to our audited consolidated and combined carve-out financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2011.

The following analyses provide quantitative information regarding our exposure to foreign currency exchange rate risk and interest rate risk. There are certain shortcomings inherent in the sensitivity analyses presented, primarily due to the assumption that exchange rates change in a parallel fashion and that interest rates change instantaneously.

Interest rate risk.  A significant portion of our long-term debt and capital lease obligations is subject to adverse movements in interest rates. Our interest rate risk management policy permits economic hedge relationships in order to reduce the risk associated with adverse fluctuations in interest rates. We use interest rate swaps and fixed rate debt to manage the exposure to adverse movements in interest rates. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. Credit exposures are monitored on a counterparty basis, with all new transactions subject to senior management approval.

As of September 30, 2012, the notional amount of the interest rate swaps outstanding in respect of our debt and capital lease obligation, net of restricted cash, was $448.3 million. The principal of the loans and capital lease obligations outstanding, net of restricted cash, as of September 30, 2012, was $845.6 million of which $222.3 million is fixed rate debt. Based on the balance of our floating rate debt and net capital lease obligations after deducting the notional amount of our interest rate swaps of $43.1 million as of September 30, 2012, a 1% increase in the floating interest rate would increase interest expense by $0.2 million per annum. For disclosure of the fair value of the derivatives and debt obligations outstanding as of September 30, 2012, please read Note 8 to the condensed consolidated and combined carve-out interim financial statements for the period ended September 30, 2012.

Foreign currency risk.  A substantial amount of our transactions, assets and liabilities are denominated in currencies other than U.S. Dollars, such as GBPs, in relation to our leases and the administrative expenses we will be charged by Golar Management in the U.K.; operating expenses incurred in a variety of foreign currencies and Brazilian Reais in respect of our Brazilian subsidiary which receives income and pays expenses in Brazilian Reais. Based on our GBP expenses for the nine months ended September 30, 2012, a 10% depreciation of the U.S. Dollar against GBP would have increased our expenses by approximately $0.3 million for the nine months ended September 30, 2012. Based on our Brazilian Reais expenses for the nine months ended September 30, 2012, a 10% depreciation of the U.S. Dollar against the Brazilian Reais would have increased our net revenue and expenses for the nine months ended September 30, 2012 by approximately $0.6 million.

We are exposed to some extent in respect of the lease transaction entered into with respect to the Methane Princess, which is denominated in British Pounds, although it is hedged by the British Pound cash deposit that secures the obligations under the lease. We use cash from the deposits to make payments in respect of the lease transaction entered into with respect to the Methane Princess. Gains or losses that we incur are unrealized unless we choose or are required to withdraw monies from or pay additional monies into the deposit securing this obligation. Among other things, movements in interest rates give rise to a requirement for us to adjust the amount of the British Pound cash deposit. Based on this lease obligation and the related cash deposit as of September 30, 2012, a 10% appreciation in the U.S. Dollar against British Pounds would give rise to a net foreign exchange movement of approximately $0.3 million.

In respect of the Golar Winter lease, the obligation is denominated in GBP. As of September 30, 2012, the cash deposit securing the lease obligation is $nil. We are therefore exposed to the currency movements on the lease obligation of $121.6 million as of September 30, 2012. In order to hedge this exposure we entered into a currency swap with a bank, which is also our lessor, to exchange our GBP payment obligations into U.S. Dollar payment obligations. We could be exposed to a currency fluctuation risk if we terminate this lease.

The base currency of the majority of our seafaring officers’ remuneration was the Euro or Brazilian Reais. Based on the crew costs for the nine months ended September 30, 2012, a 10% depreciation of the U.S. Dollar against the Euro and the Brazilian Reais would have increased our crew cost by approximately $0.8 million for the nine months ended September 30, 2012.

NON-GAAP measure

Time Charter Equivalent

The average time charter equivalent, or TCE, rate of our fleet is a measure of the average daily revenue performance of a vessel.  For time charters, this is calculated by dividing total operating revenues, less any voyage expenses, by the number of calendar days minus days for scheduled off-hire.  Under a time charter, the charterer pays substantially all of the vessel voyage related expenses.  However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking.  TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in an entity’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.  We include average daily TCE, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.  Our calculation of TCE may not be comparable to that reported by other entities. The following table reconciles our total operating revenues to average daily TCE.

(in thousands of $, except number of days and	Three months ended September 30,		Nine months ended September 30,
average daily TCE)	2012	2011	2012	2011

Total operating revenues	68,628	51,776	179,689	152,327
Voyage expenses	(1,038)	(35)	(1,824)	(195)
	67,590	51,741	177,865	152,132
Calendar days less scheduled off-hire days	552	459	1,519	1,365
Average daily TCE (to the closest $100)	$122,400	112,700	117,100	111,400

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the period ended September 30, 2012 contains certain forward-looking statements concerning future events and our operations, performance and financial condition.  Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•                  market trends in the floating storage and regasification unit (or FSRU) and liquefied natural gas (or LNG) carrier industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs and LNG carriers;

•                  our and Golar LNG Limited (or Golar)’s ability to retrofit vessels as FSRUs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•                  our ability to increase distributions and the amount of any such increase;

•                  the earnings and other contributions to our operating results of the FSRU, NR Satu, which we acquired from Golar in July 2012, and the LNG carrier, Golar Grand in November 2012;

•                  our ability to integrate and realize the expected benefits from acquisitions, including the acquisition of the NR Satu and the Golar Grand;

•                  our anticipated growth strategies;

•                  the effect of the worldwide economic slowdown;

•                  turmoil in the global financial markets;

•                  fluctuations in currencies and interest rates;

•                  general market conditions, including fluctuations in charter hire rates and vessel values;

•                  changes in our operating expenses, including drydocking and insurance costs and bunker prices;

•                  forecasts of our ability to make cash distributions on the units or any increases in our cash distributions;

•                  our future financial condition or results of operations and our future revenues and expenses;

•                  the repayment of debt and settling of interest rate swaps;

•                  our ability to make additional borrowings and to access debt and equity markets;

•                  planned capital expenditures and availability of capital resources to fund capital expenditures;

•                  the exercise of purchase options by our charterers;

•                  our ability to maintain long-term relationships with major LNG traders;

•                  our ability to leverage Golar’s relationships and reputation in the shipping industry;

•                  our ability to purchase vessels from Golar in the future;

•                  our continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;

•                  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•                  timely purchases and deliveries of newbuilding vessels;

•                  future purchase prices of newbuildings and secondhand vessels;

•                  our ability to compete successfully for future chartering and newbuilding opportunities;

•                  acceptance of a vessel by its charterer;

•                  termination dates and extensions of charters;

•                  the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•                  availability of skilled labor, vessel crews and management;

•                  our general and administrative expenses and our fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•                  the anticipated taxation of our partnership and distributions to our unitholders;

•                  estimated future maintenance and replacement capital expenditures;

•                  our ability to retain key employees;

•                  customers’ increasing emphasis on environmental and safety concerns;

•                  potential liability from any pending or future litigation;

•                  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•                  future sales of our securities in the public market;

•                  our business strategy and other plans and objectives for future operations; and

•                  other factors detailed from time to time in other periodic reports we file with the SEC.

All forward-looking statements included in this Report on Form 6-K are made only as of the date of this Report on Form 6-K.  New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP:

REGISTRATION STATEMENT ON FORM F-3 (NO. 333-181094) ORIGINALLY FILED WITH THE SEC ON MAY 2, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG PARTNERS LP

Date: December 20, 2012	By:	/s/ Graham Robjohns
	Name:	Graham Robjohns
	Title:	Chief Executive Officer (Principal Executive Officer)